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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

BINDVIEW DEVELOPMENT CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

090327107

(CUSIP Number)

Arthur F. Courville
Senior Vice President,
Corporate Legal Affairs and Secretary
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, CA 95014
(408) 517-8000

Daniel J. Winnike
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
(650) 875-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 090327107			Page 1 of 6

1.	Name of Reporting Person: Symantec Corporation		I.R.S. Identification Nos. of above persons (entities only): 77-0181864

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 9,683,074[1]

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,683,074[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 19.9%[2]

14.	Type of Reporting Person (See Instructions): CO

[1]Represents the aggregate number of outstanding shares of the issuer’s common stock held by Eric J. Pulaski, Chairman and Chief Executive Officer of BindView Development Corporation (“BindView”), Arshad Matin, President and Chief Operating Officer of BindView, and Edward L. Pierce, Executive Vice President and Chief Financial Officer of BindView, each of whom entered into a voting agreement dated October 2, 2005 with Symantec Corporation (“Symantec”) obligating the holder to vote such shares in favor of the proposed acquisition of the issuer by Symantec and related matters, and with respect to which such persons granted Symantec a proxy granting Symantec the right to vote on each such person’s behalf in favor of such matters. For more information regarding the BindView securities holdings of Messrs. Matin, Pierce and Pulaski, please see Schedule B, attached hereto. Symantec expressly disclaims beneficial ownership of any of the shares of the issuer’s common stock subject to the voting agreements and proxies.

[2]Based on 48,666,237 shares of the issuer’s common stock outstanding as of September 30, 2005, as represented by the issuer in the Agreement and Plan of Merger discussed in Items 3 and 4 below.

CUSIP No. 090327107	Page 2 of 6
SCHEDULE 13D
Item 1.     Security and Issuer.
The class of equity securities to which this statement relates is common stock, no par value, of BindView Development Corporation, a Texas corporation (“BindView”). The principal executive offices of BindView are located at 5151 San Felipe, 25th Floor, Houston, Texas 77056.
Item 2.     Identity and Background.
(a)     The name of the corporation filing this statement is Symantec Corporation, a Delaware corporation (“Symantec”).
(b)     The address of Symantec’s principal office is 20330 Stevens Creek Blvd., Cupertino, California 95014.
(c)     Symantec provides software, appliances and services designed to help individuals, small and mid-sized businesses, and large enterprises secure and manage their information technology.
(d)     Neither Symantec nor, to Symantec’s knowledge, any person named on Schedule A attached hereto during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)     Neither Symantec nor, to Symantec’s knowledge, any person named on Schedule A attached hereto during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f)     To Symantec’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.
Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Symantec as of the date hereof.
Item 3.     Source and Amount of Funds or Other Consideration.
BindView entered into an Agreement and Plan of Merger, dated as of October 2, 2005, a copy of which is attached hereto as Exhibit 1 (the “Merger Agreement”), with Symantec that provides for the acquisition of BindView by Symantec by means of a merger of a wholly owned subsidiary of Symantec (“Merger Sub”) with and into BindView. As a result of the merger, BindView would become a wholly owned subsidiary of Symantec. As an inducement for Symantec to enter into the Merger Agreement and in consideration thereof, certain executive officers and directors of BindView identified on Schedule B (collectively, the “Securityholders”), each entered into a separate Voting Agreement with Symantec, dated October 2, 2005, the form of which is attached hereto as Exhibit 2 and more fully described in Item 4, whereby each Securityholder agreed to vote all of the shares of BindView common stock currently beneficially owned by such Securityholder or acquired by such Securityholder after such date (including by means of exercise of stock options) in favor of the merger and related matters. Each of these Securityholders also

CUSIP No. 090327107	Page 3 of 6
granted Symantec an irrevocable proxy granting Symantec the right to vote such shares in favor of such matters (the voting agreements and proxies together are referred to herein as the “Voting Agreements”). Symantec did not pay additional consideration to the Securityholders in exchange for the Voting Agreements.
References to, and descriptions of, the merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D and the Voting Agreement included as Exhibit 2 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.
Item 4.     Purpose of Transaction.
(a) — (b)     As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of BindView by Symantec pursuant to the terms of the Merger Agreement. To induce Symantec to enter into the Merger Agreement, the Securityholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the merger.
The Merger Agreement provides that, at the effective time of the merger, each outstanding share of BindView common stock will be converted into the right to receive $4.00 in cash, without interest. Vested outstanding options to purchase BindView common stock with exercise prices less than $4.00 will be converted into the right to receive the difference between the strike price and $4.00. Options, whether vested or unvested, with an exercise price equal to or in excess of $4.00 outstanding immediately prior to the consummation of the merger will be terminated upon consummation of the merger.
By executing the Voting Agreements, the Securityholders have (i) agreed to vote all of the shares of BindView common stock currently beneficially owned by them or acquired prior to the expiration of the Voting Agreement, including by means of exercise of stock options, in favor of the merger, adoption of the Merger Agreement and any other matter that could reasonably be expected to facilitate the merger, and against any Alternative Transaction Proposal (as defined in Article I of the Merger Agreement) and any other matter that might reasonably be expected to impede, delay or materially and adversely affect the merger, and (ii) granted irrevocable proxies to Symantec granting Symantec the right to vote such shares as specified in clause (i). The Securityholders may vote such shares on all other matters submitted to the BindView shareholders for their approval. The Voting Agreements terminate upon the earlier to occur of (i) termination of the Merger Agreement, and (ii) the effectiveness of the merger.
(c)     Not applicable.
(d)     It is anticipated that upon consummation of the merger, the officers and directors of Merger Sub shall become the officers and directors of BindView (the surviving corporation in the merger), until their respective successors are duly elected or appointed and qualified.
(e)     Other than as a result of the merger described in Item 3 and above in this Item 4, not applicable.
(f)     Not applicable.
(g)     Upon consummation of the merger, the Articles of Incorporation and Bylaws of BindView shall be amended and restated in their entirety in accordance with the terms of Section 2.2 of the Merger Agreement.

CUSIP No. 090327107	Page 4 of 6
(h) — (i)     If the Merger is consummated as planned, BindView common stock will cease to be quoted on The Nasdaq Stock Market, Inc.’s National Market System and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
(j)     Not applicable.
Item 5.     Interest in Securities of the Issuer.
(a) — (b)     As a result of the Voting Agreements, Symantec may be deemed to be the beneficial owner of 9,683,074 shares of BindView common stock. This number of shares represents approximately 19.9% of the issued and outstanding shares of BindView common stock based on the number of shares outstanding as of September 30, 2005 (as represented by BindView in the Merger Agreement). Symantec disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Symantec as to the beneficial ownership of such shares.
To Symantec’s knowledge, no shares of BindView common stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.
(b)     Symantec may be deemed to have shared voting power of the 9,683,074 shares of BindView common stock held by the Securityholders due to Symantec’s right under the Voting Agreements to direct the voting of such shares with respect to the matters specified in the Voting Agreements (and to vote such shares in accordance with the proxies). However, Symantec does not control the voting of such shares with respect to other matters, and does not possess any other rights as a BindView shareholder with respect to such shares.
Information required by Item 2 (a)-(c) with respect to each Securityholder is set forth on Schedule B. To Symantec’s knowledge, none of the persons identified on Schedule B (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. To Symantec’s knowledge, each of the individuals identified on Schedule B is a citizen of the United States.
(c)     To Symantec’s knowledge, no transactions in BindView common stock have been effected during the past sixty days by any person named pursuant to Item 2.
(d)     To Symantec’s knowledge, no person other than the Securityholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.
(e)     Not applicable.

CUSIP No. 090327107	Page 5 of 6
Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The terms of the Voting Agreements are described under Item 4(a)-(b) above. The Voting Agreements also apply to any shares of BindView common stock acquired by the parties to such agreements after the date of the Voting Agreements, including by means of exercise of stock options. The number of shares that Symantec may be deemed to beneficially own as of the date of filing of this Schedule 13D, as reported herein, does not include the shares issuable upon exercise of the stock option referred to in the preceding sentence, nor any other shares issuable upon the exercise of stock options held by the parties to the Voting Agreements, and Symantec disclaims beneficial ownership of all such shares.
Item 7.     Materials to be Filed as Exhibits.
The following documents are incorporated by reference as exhibits:

Exhibit No.	Title

1	Agreement and Plan of Merger, dated October 2, 2005, by and among Symantec Corporation, Buena Vista Acquisition Corp. and BindView Development Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No. 001-16693) filed by BindView on October 5, 2005).

2	Form of Voting Agreement, dated October 2, 2005, by and between Symantec Corporation and certain securityholders of BindView Development Corporation (incorporated by reference to Exhibit B-2 of Exhibit 2.1 to the Form 8-K (File No. 001-16693) filed by BindView on October 5, 2005).

CUSIP No. 090327107	Page 6 of 6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2005	SYMANTEC CORPORATION
	By:	/s/ Arthur F. Courville
Arthur F. Courville
Senior Vice President, Corporate Legal Affairs and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A
Directors and Executive Officers of Symantec Corporation
     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Symantec Corporation. Except as indicated below, the business address of each person is c/o Symantec Corporation, 20330 Stevens Creek Blvd., Cupertino, California 95014.
Board of Directors

John W. Thompson	Gary L Bloom
Chairman and CEO, Symantec Corporation	Vice-Chairman and President, Symantec Corporation

Michael Brown	William T. Coleman
Board member and former CEO, Quantum	Chairman and CEO, Cassatt Corporation
1650 Technology Drive , Suite 800	1740 Technology Drive, 6th Floor
San Jose , CA 95110-1382	San Jose, CA 95110

David L. Mahoney	Robert S. Miller
Private Investor, Former Co-CEO of	Chairman and CEO, Delphi Corporation
McKesson HBOC	5725 Delphi Drive
Troy, MI 48098

George Reyes	David Roux
CFO, Google Inc.	Managing Director, Silver Lake Partners
1600 Amphitheatre Parkway	2725 Sand Hill Road
Mountain View, CA 94043	Suite 150
Menlo Park, California 94025

Daniel H. Schulman.	V. Paul Unruh
CEO, Virgin Mobile USA	Former Vice Chairman, Bechtel Group
10 Independence Blvd # 2
Warren, NJ 07059
Executive Officers

Name	Title

John W. Thompson	Chief Executive Officer

Gary L. Bloom	President

Gregory E. Myers	Senior Vice President of Finance and Chief Financial Officer

Arthur F. Courville	Senior Vice President, Corporate Legal Affairs and Secretary

John F. Brigden	Senior Vice President, General Counsel and Assistant Secretary

Thomas W. Kendra	Senior Vice President, Worldwide Sales

Stephen C. Markowski	Vice President of Finance and Chief Accounting Officer

Rebecca Ranninger	Senior Vice President, Human Resources

Schedule B
Parties to Voting Agreements with Symantec Corporation
     The following table sets forth the name and principal occupation or employment of each securityholder of BindView that has entered into a Voting Agreement with Symantec in connection with the Merger Agreement, and the aggregate number of shares of BindView common stock held by each such person as of October 2, 2005.* Except as otherwise indicated below, the business address of each person set forth on this Schedule B is: c/o BindView Development Corporation, 5151 San Felipe, 25th Floor, Houston, Texas 77056.

		Exercisable Options	Total Beneficial
		to Purchase Shares	Ownership of
	Shares Held as of	within 60 Days of	Shares as of
Name	October 2, 2005	October 2, 2005	October 2, 2005
Eric J. Pulaski (Chairman and Chief Executive Officer, BindView Development Corporation)	8,820,002	212,500	9,032,502
Arshad Matin (President and Chief Operating Officer, BindView Development Corporation)	323,662	270,625	594,287
Edward L. Pierce (Executive Vice President and Chief Financial Officer, BindView Development Corporation)	539,410	268,749	808,159
Total	9,683,074	751,874	10,434,948

*	As noted in Item 6 above, the Voting Agreements also apply to any shares of BindView common stock acquired by the parties to such agreements after the date of the Voting Agreements, including by means of exercise of stock options. As noted in each applicable column, the above table includes both the total shares of common stock held as of October 2, 2005 and the number of options exercisable within sixty (60) days of October 2, 2005.

EXHIBIT INDEX

Exhibit No.	Title

1	Agreement and Plan of Merger, dated as of October 2, 2005, by and among Symantec Corporation, Buena Vista Acquisition Corp. and BindView Development Corporation (incorporated by reference to Exhibit A to the Form 8-K (File No. 001-16693) filed by BindView on October 5, 2005).

2	Form of Voting Agreement, dated October 2, 2005, by and between Symantec Corporation, and certain securityholders of BindView Development Corporation (incorporated by reference to Exhibit A to the Form 8-K (File No. 001-16693) filed by BindView on October 5, 2005).